March 11, 2009

United States Securities and Exchange Commission
Attn: Ms. Sandy Eisen
100 F Street N.E.
Washington, DC 20549

Re:           Particle Drilling Technologies, Inc.
Form 10-K for Fiscal Year Ended September 30, 2008
Filed on December 15, 2008
File No. 0-30819

Dear Ms. Eisen:

Per your request the Company's responses to the comments in your letter dated March 9, 2009 concerning Particle Drilling Technologies, Inc. Form 10-K for fiscal year ended September 30, 2008 are as follows:

Note 5 – Intangible Assets:

1. “Please provide to us your analysis supporting your conclusion that intangible assets were not impaired at September 30, 2008.  Also tell us how you evaluated for impairment at December 31, 2008.  Your detailed analysis should include evidence that the carrying amount of your intangible assets does not exceed the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.  In this regard, also explain how you are able to determine that the assets will generate revenues in the future.  Please refer to the provisions of SFAS 144.”

Response:

Particle Drilling Technologies, Inc. (the “Company”) has historically capitalized the costs for patent expenditures (for patents granted and pending) filed with the United States Patent and Trademark Office and those of equivalent foreign governmental entities.  The Company’s policy is to write-off any capitalized cost related to patent or patent applications that are abandoned or do not support subsequent patent filings. The Company has not abandoned any of its patents and patent applications that would materially affect the future value of its patents.

In January 2004, the Company assumed liabilities and exchanged a note receivable from ProDril Services, Incorporated (“PSI”) as consideration for equipment and all intellectual property associated with PSI’s Particle Impact Drilling (“PID”) technology. The Company recorded an intangible asset of $925,648 for the difference in the fair value of consideration given and the fair value of the net assets acquired. The intangible assets acquired were related to the patents of the PID technology; therefore, the Company determined the useful life of the intangibles to be 18.3 years at the date of acquisition.  Since the acquisition, the Company has been amortizing $4,207 each month for group of intangible assets.

Since the acquisition, the Company has capitalized approximately $880,000 in patent applications and other costs associated with ongoing patent application, filings, defense, office actions, and maintenance.  These patent applications and other costs are directly related to the ongoing efforts to design and commercialize the PID technology.  Since inception to date, we have not yet successfully commercialized the PID technology and we also have not yet been granted all of the patents applied for.  Once commercialized, management believes that the market/revenue potential, based on demand, current economic conditions, and day rates, is over $1 billion. The current capitalized intangible assets’ carrying amount does not exceed the sum of the undiscounted cash flows expected to result from the use of the asset.  The main reason we believe this to be certain is the fact that our core technology and application once commercialized relies very heavily on patent protection.

Previous to filing our Form 10-K on December 15, 2008, our management team met to discuss the status of the patent applications and our intentions for continuing pursuit of the patents applied for by the Company.  It was our conclusion that all of the patents granted and those still awaiting approval have economic benefit to the Company upon issuance and would not be impaired.

Exhibit A. hereto contains our draft of the future disclosure language under footnote # 5. Intangible Assets: for inclusion in all future filings.

2. “Please revise your footnote presentation in future filings to include carrying amounts by major intangible asset class.  Refer to paragraph 45 of SFAS 142.”

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me.

Sincerely,

/s/ Jason D. Davis

Jason Davis

Vice President, Interim Chief Financial Officer

Exhibit A.

5. INTANGIBLE ASSETS

The following is a summary of intangibles, at cost less accumulated amortization, at September 30:

	200X			200Y

Patents granted, at cost	$	XXXX		$	XXXX
Patents filed and related costs		XXXX			XXXX
Less: accumulated amortization		(XXX	)		(XXX	)

Total intangibles, net	$	XXXX		$	XXXX

During fiscal years 200X and 200Y, the Company incurred direct cost of $XX and $XX, respectively, for patents filed but not issued.

As of September 30, 200X, the estimated annual amortization expense for patents, licenses and trademarks for each of the succeeding five years total $XXXX as follows:

Year ending September 30,
2007                                  $ XXXX
2008                                     XXXX
2009                                     XXXX
2010                                     XXXX
2011                                     XXXX

For the years ended September 30, 200X, 200Y and 200Z, amortization expense totaled $XXX, $XXX and $XXX, respectively.